UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*


                               AutoNation, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 par share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05329W102
------------------------------------------------------------------------------
                                (CUSIP Number)

                            John G. Finley, Esq.
                         Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 8, 2006
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 18 Pages

CUSIP No. 05329W102                                               Page 2 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 22-2875193
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    34,158,042
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    34,158,042
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 3 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Institutional Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 06-1456821
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    231,107
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    231,107
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 4 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investors, L.L.C., a Delaware limited liability company

     IRS IDENTIFICATION NO.: 13-4095958
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    11,494,559
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,494,559
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 5 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investments, Inc., a Delaware corporation

     IRS IDENTIFICATION NO.:
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    51,972,218
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    51,972,218
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 6 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CBL Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.: 06-1526810
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,954,408
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,954,408
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 7 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tynan, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,735
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,735
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 8 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ESL Investment Management, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    70,403
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    70,403
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 9 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RBS Partners, L.P., a Delaware limited partnership

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    45,652,601
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    45,652,601
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 10 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RBS Investment Management, LLC, a Delaware limited liability company

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    231,107
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    231,107
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 11 of 18


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward S. Lampert

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    52,172,621
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    52,172,621
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

CUSIP No. 05329W102                                               Page 12 of 18
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William C. Crowley

     IRS IDENTIFICATION NO.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)   X
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    132,735
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    132,735
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     52,305,356
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
________________________________________________________________________________

         This Amendment No. 10 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Shares") of AutoNation, Inc. (the "Issuer"). This Amendment No. 10 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), ESL Investments, Inc. ("Investments"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Tynan, LLC ("Tynan"), ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), RBS Partners, L.P. a Delaware limited partnership ("RBS"), and RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission. In Item 4 of Amendment No. 9 to Schedule 13D, filed on April 20, 2006, the Filing Persons disclosed their intention to dispose of approximately 6.8 million additional Shares through sales and/or distributions to their partners within the subsequent 12 months. Since that time, the Filing Persons have sold 4,662,600 Shares. As a result of those sales, the number of Shares the Filing Persons may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 52,305,356 Shares (approximately 24.3% of the outstanding Shares based on the Issuer having 214,945,830 Shares outstanding on April 26, 2006, as disclosed in the Issuer's last quarterly report on Form 10-Q).

                      NUMBER OF
                        SHARES         PERCENTAGE OF                                       SOLE            SHARED
                     BENEFICIALLY      OUTSTANDING       SOLE VOTING      SHARED        DISPOSITIVE      DISPOSITIVE
REPORTING PERSON        OWNED             SHARES            POWER       VOTING POWER       POWER            POWER
----------------   --------------      -------------   --------------  ------------     -----------      -----------

ESL Partners,        52,305,356(1)         24.3%         34,158,042          0          34,158,042            0
L.P.

ESL Institutional    52,305,356(1)         24.3%            231,107          0             231,107            0
Partners, L.P.

ESL Investors,       52,305,356(1)         24.3%         11,494,559          0          11,494,559            0
L.L.C.

ESL Investments,     52,305,356(1)         24.3%         51,972,218(2)       0          51,972,218(2)         0
Inc.

CBL Partners,        52,305,356(1)         24.3%          5,954,408          0           5,954,408            0
L.P.

Tynan, LLC           52,305,356(1)         24.3%              2,735          0               2,735            0

ESL Investment       52,305,356(1)         24.3%             70,403          0              70,403            0
Management, LLC

RBS Partners,        52,305,356(1)         24.3%         45,652,601(3)       0          45,652,601(3)         0
L.P.

RBS Investment       52,305,356(1)         24.3%            231,107(4)       0             231,107(4)         0
Management, LLC

Edward S. Lampert    52,305,356(1)         24.3%         52,172,621(5)       0          52,172,621(5)         0

William C.           52,305,356(1)         24.3%            132,735(6)       0             132,735(6)         0
Crowley


(1) This number consists of 34,158,042 Shares held for the account of ESL, 231,107 Shares held for the account of Institutional, 11,494,559 Shares held for the account of Investors, 134,102 Shares held for the account of Investments, 5,954,408 Shares held for the account of CBL, 2,735 Shares held for the account of Tynan, 70,403 Shares held for the account of ESLIM, 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

(2) This number consists of 34,158,042 Shares held for the account of ESL, 231,107 Shares held for the account of Institutional, 11,494,559 Shares held for the account of Investors, 134,102 Shares held for the account of Investments and 5,954,408 Shares held for the account of CBL.

(3) This number consists of 34,158,042 Shares held for the account of ESL and 11,494,559 Shares held for the account of Investors.

(4) This number consists of 231,107 Shares held for the account of Institutional.

(5) This number consists of 34,158,042 Shares held for the account of ESL, 231,107 Shares held for the account of Institutional, 11,494,559 Shares held for the account of Investors, 134,102 Shares held for the account of Investments, 5,954,408 Shares held for the account of CBL, 70,403 Shares held for the account of ESLIM and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert.

(6) This number consists of 2,735 Shares held for the account of Tynan and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

         (c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2006


                            ESL PARTNERS, L.P.

                            By:   RBS Partners, L.P., as its general partner

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INSTITUTIONAL PARTNERS, L.P.

                            By: RBS Investment Management, L.L.C., as its general partner

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                            ESL INVESTORS, L.L.C.

                            By:   RBS Partners, L.P., as its managing member

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            ESL INVESTMENTS, INC.


                            By:   /s/ Theodore W. Ullyot
                                  -----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel

                                                                  PAGE 16 of 18
                            CBL PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            TYNAN, LLC

                            By:   /s/ William C. Crowley
                                  ----------------------------
                                  Name:  William C. Crowley
                                  Title:  Member


                            ESL INVESTMENT MANAGEMENT, LLC

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS PARTNERS, L.P.

                            By:   ESL Investments, Inc., as its general partner


                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            RBS INVESTMENT MANAGEMENT, LLC

                            By:   ESL Investments, Inc., as its manager

                            By:   /s/ Theodore W. Ullyot
                                  ----------------------------
                                  Name:  Theodore W. Ullyot
                                  Title:  EVP & General Counsel


                            EDWARD S. LAMPERT

                            /s/ Edward S. Lampert
                            ----------------------------------
                            Edward S. Lampert


                            WILLIAM C. CROWLEY

                            /s/ William C. Crowley
                            ----------------------------------
                            William C. Crowley

                                    ANNEX A

 RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

          Entity             Date of Transaction    Nature of Transaction   Number of Shares of     Price per Share
                                                                                Common Stock
          ------             -------------------    ---------------------   --------------------    ---------------
ESL Partners, L.P.               4/19/06            private sale to issuer        13,362,883              $23.00
                                                       in tender offer

ESL Institutional                4/19/06            private sale to issuer            90,411              $23.00
Partners, L.P.                                         in tender offer

ESL Investors, L.L.C.            4/19/06            private sale to issuer         4,496,756              $23.00
                                                       in tender offer

CBL Partners, L.P.               4/19/06            private sale to issuer         2,329,409              $23.00
                                                       in tender offer

ESL Investment Management,       4/19/06            private sale to issuer            25,270              $23.00
LLC                                                    in tender offer

ESL Investments, Inc.            4/19/06            private sale to issuer            48,133              $23.00
                                                       in tender offer

Tynan, LLC                       4/19/06            private sale to issuer               982              $23.00
                                                       in tender offer

ESL Partners, L.P.               5/1/06             open market sale                 378,999              $22.50



                                                                  Page 18 of 18


ESL Institutional                5/1/06             open market sale                   2,564              $22.50
Partners, L.P.

ESL Investors, L.L.C.            5/1/06             open market sale                 127,537             $22.50

ESL Partners, L.P.               5/4/06             open market sale                 425,234             $22.65

ESL Institutional                5/4/06             open market sale                   2,877             $22.65
Partners, L.P.

ESL Investors, L.L.C.            5/4/06             open market sale                 143,096             $22.65

CBL Partners, L.P.               5/4/06             open market sale                 140,193             $22.65

ESL Partners, L.P.               5/5/06             open market sale                 197,681             $22.80

ESL Institutional                5/5/06             open market sale                   1,337             $22.80
Partners, L.P.

ESL Investors, L.L.C.            5/5/06             open market sale                  66,522             $22.80

CBL Partners, L.P.               5/5/06             open market sale                  34,460             $22.80

ESL Partners, L.P.               5/8/06             open market sale               1,183,121             $22.77

ESL Institutional                5/8/06             open market sale                   8,005             $22.77
Partners, L.P.

ESL Investors, L.L.C.            5/8/06             open market sale                 398,133             $22.77

CBL Partners, L.P.               5/8/06             open market sale                 206,241             $22.77

ESL Partners, L.P.               5/9/06             open market sale                 530,510             $22.83

ESL Institutional                5/9/06             open market sale                   3,590             $22.83
Partners, L.P.

ESL Investors, L.L.C.            5/9/06             open market sale                 178,522             $22.83

CBL Partners, L.P.               5/9/06             open market sale                  92,478             $22.83

ESL Partners, L.P.              5/10/06             open market sale                 356,814             $22.82

ESL Institutional               5/10/06             open market sale                   2,414             $22.82
Partners, L.P.

ESL Investors, L.L.C.           5/10/06             open market sale                 120,072             $22.82

CBL Partners, L.P.              5/10/06             open market sale                  62,200             $22.82